

June 22, 2021

Keith Taylor
Chief Financial Officer
EQUINIX INC
One Lagoon Drive
Redwood City, CA 94065

> **Re: EQUINIX INC**
> **Form 10-K for the year ended December 31, 2020**
> **Filed on February 19, 2021**
> **File No.000-31293**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

2. Revenue Recognition, page F-23

1.   We note that a "majority" of your $8.4 billion remaining performance obligations will be recognized in 24 months. Considering your multi-year arrangements, please tell us in what periods you expect to recognize the amounts included in the "majority" and how your current disclosures reflect the appropriate time bands for your arrangements. In that regard, please tell us how you considered disclosure around revenue expected to be recognized within 1 year, 2 years etc. Refer to ASC 606-10-50-13(b).

17. Segment Information, page F-63

2.   We note your disclosure of revenues by geographical area, including "Americas, EMEA and Asia-Pacific." Please explain to us how your disclosure complies with ASC 280-10-50-41(a) which requires separate disclosure of revenues attributed to your country of domicile. Otherwise, confirm that you will revise your future filings to include such

information including any revenues attributed to individual foreign countries, to the extent material.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction